Filed Pursuant to Rule 253(g)(2)

File No. 024-10567

Fundrise Midland Opportunistic REIT, LLC

SUPPLEMENT NO. 2 DATED November 26, 2019

TO THE OFFERING CIRCULAR DATED October 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (“we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On November 26, 2019, the Manager of the Company declared a daily distribution of $0.0006849315 per share (the “December 2019 Daily Distribution Amount”) (which equates to approximately 2.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2019 and ending on December 31, 2019 (the “December 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the December 2019 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2020. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.